REPORT OF INDEPENDENT AUDITORS ON
                          FINANCIAL STATEMENT SCHEDULE




To the Board of Directors of
ORCKIT COMMUNICATIONS LTD.


Our audits of the consolidated financial statements of Orckit Communications Ltd. referred to in our report dated January 16, 2003 also included an audit of a Schedule - Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2002 (the "Schedule"). In our opinion, the Schedule presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


                                                   /s/ Kesselman & Kesselman

Tel-Aviv, Israel                                         Kesselman & Kesselman
    January 16, 2003                      Certified Public Accountants (Israel)
















Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

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